SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                           Wolverine World Wide, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    978097103
                                 (CUSIP Number)

                                  July 31, 2000
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this schedule is filed:

|X|      Rule 13d-1(b)

|_|      Rule 13d-1(c)

|_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 978097103

(1)      Names of Reporting Persons:  Perkins, Wolf, McDonnell & Company

         S.S. or I.R.S. Identification Nos. of Above Persons:  36-3099763


(2)      Check the Appropriate Box if a Member       (a)__
         of a Group (See Instructions)               (b)__
         N/A


(3)      SEC Use Only

(4)      Citizenship or Place of Organization                         Delaware

Number of Shares           (5)      Sole Voting
Beneficially Owned                  Power                               170,200
By Each Reporting
Person With                (6)      Shared Voting
                                    Power                             4,441,800

                           (7)      Sole Dispositive
                                    Power                               170,200

                           (8)      Shares Dispositive
                                    Power                             4,441,800

(9)      Aggregate Amount Beneficially Owned by
         Each Reporting Person                                        4,612,000

(10)     Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)

(11)     Percent of Class Represented by Amount
         in Row (9)                                                    11.1%

(12)     Type of Reporting Person
         (See Instructions)                                            IA

                                  SCHEDULE 13G


1(A)              NAME OF ISSUER:  Wolverine World Wide, Inc.

1(B)              ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  9341 Courtland Drive
                  Rockford, MI  49351

ITEM 2(A).        NAME OF PERSON FILING:
                  Perkins, Wolf, McDonnell & Company


ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  53 N. Jackson Blvd., Suite 722
                  Chicago, IL  60604

ITEM 2(C).        CITIZENSHIP:

                  Delaware

ITEM 2(D).        TITLE OF CLASS OF SECURITIES
                  Common Stock

ITEM 2(E).        CUSIP NO.
                  97809103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a)  |_|Broker or Dealer registered under Section 15 of the Act
(b)  |_|Bank as defined in Section 3(a)(6) of the Act
(c)  |_|Insurance Company as defined in Section 3(a)(19) of the Act
(d)  |_|Investment Company registered under Section 8 of the Investment Company
     Act
(e) |X| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
(f) |_|Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)
(g)  |_|Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note:
     See Item 7)
(h)  |_|Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

ITEM 4.           OWNERSHIP


  Number of Shares      Percentage of    Sole Voting Power    Shared Voting    Sole Dispositive        Shared
                         Outstanding                              Power              Power        Dispositive Power
                           Shares
     4,612,000              11.1%             170,200           4,441,800           170,200           4,441,800


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.


ITEM 10. CERTIFICATION

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I the undersigned certify that the information set forth in this statement is true, complete and correct.


                                              By:  /s/ Gregory E. Wolf
                                              By:
                                              Name:  Gregory E. Wolf
                                              Title:     Treasurer